SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Pioneer Step Holdings Limited

Attention: Jason Wong / Raymond Ng

c/o 29th Floor, Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(852) 2186-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIONEER STEP HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,846,155
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,846,155
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 48,059,311 outstanding shares of the common stock of the Issuer, which represents 46,093,894 shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 786,167 shares and 1,179,250 shares (collectively, the “Third Closing Shares”) issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAU HOI SHUEN SOLINA HOLLY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,846,155
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,846,155
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,155
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based upon 48,059,311 outstanding shares of the common stock of the Issuer, which represents 46,093,894 shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 786,167 shares and 1,179,250 shares (collectively, the “Third Closing Shares”) issued to Pioneer Step Holdings Limited and Champion River Ventures Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.

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EXPLANATORY STATEMENT.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of Common Stock of the Issuer and is being filed on behalf of the Reporting Persons. This Amendment No. 2 amends and supplements the Amendment No. 1 to Schedule 13D previously filed with the Securities and Exchange Commission on May 26, 2017 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the Securities and Exchange Commission on May 8, 2017 (the “Initial Schedule 13D”, together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 is being amended to reflect certain changes to the aggregate amount of shares beneficially owned by the Reporting Persons and the appointment by the Issuer of a director designated by the Reporting Persons to serve on the Issuer’s Board of Directors as contemplated by the Purchase Agreement (as defined below) .

ITEM 4.	PURPOSE OF TRANSACTION.

Pursuant to the terms of the Purchase Agreement (as defined below), Pioneer Step Holdings Limited exercised its right to designate for appointment an individual to fill one of the two new vacancies on the Issuer’s board of directors. Thereafter, Wing Tak Wendy Yu was designated by the Reporting Persons and appointed by the Issuer as a director .

Securities Purchase Agreement

On April 26, 2017, Pioneer Step Holdings Limited (“Pioneer Step”) and Champion River Ventures Limited (“Champion River”, each a “Purchaser” and together, the “Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer agreed to sell and issue up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 538,462 Shares to Pioneer Step and 807,692 Shares to the other Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), by and among the Issuer and the Purchasers, the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 2,521,526 Shares to Pioneer Step and 3,782,288 Shares to the other Purchaser. Pursuant to the First Amendment, following approval by the Issuer’s stockholders, the third tranche (the “Third Tranche”) closed on August 18, 2017, at which closing the Issuer issued 786,167 Shares to Pioneer Step and 1,179,250 Shares to the other Purchaser.

Upon completion of the Second Tranche, the Purchase Agreement required that the Issuer’s Board of Directors (the “Board”) increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies were to be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one designee selected by each of the Purchasers (the “Purchaser Designees”). As such, Pioneer Step exercised its right to designate for appointment an individual to fill one of the two new vacancies on the Issuer’s Board. Thereafter, on August 18, 2017, in connection with the closing of the Third Tranche, Wing Tak Wendy Yu was designated by the Reporting Persons and appointed by the Issuer as a director.

In addition, from and after the date of the Purchase Agreement, upon prior written request thereof by any Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the Purchasers and such other substantial holders of Common Stock as reasonably requested by such Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

Registration Rights Agreement

At the closing of the First Tranche and unless otherwise waived by the Purchasers, the Purchase Agreement requires that the Issuer and the Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the Purchasers (the “Registration Rights Agreement”) with respect to the Shares acquired under the Purchase Agreement. The Issuer and the Purchasers entered into the Registration Rights Agreement on April 29, 2017. The Registration Rights Agreement grants the Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2, 99.3, and 99.4 of Item 7 hereof.

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Pioneer Step acquired the Shares as investment in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designees, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of August 22, 2017, Pioneer Step beneficially owned and had sole voting and dispositive power with respect to 3,846,155 Shares, representing approximately 8.0% of the 48,059,311 outstanding Shares as of the date of this Schedule 13D, based on 46,093,894 Shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 786,167 Shares and 1,179,250 Shares issued in the Third Tranche to Pioneer Step and Champion River, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment described in Item 4 of this Schedule 13D.

As of August 22, 2017, Solina Chau, by virtue of being the sole shareholder of Pioneer Step, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Pioneer Step.

The share ownership reported by Pioneer Step on this Schedule 13D does not include any Shares owned by Champion River, and each of Pioneer Step and the other Reporting Person on this Schedule 13D disclaims beneficial ownership of any Shares owned by Champion River or any other person.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2017).

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.4	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 22, 2017

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Ng Ngar Bun Raymond
Name: Ng Ngar Bun Raymond
Title: Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

24	Power of Attorney (incorporated herein by reference to Exhibit 24 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2017).

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

99.4	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).